May 17, 2018



Mr. Joshua B. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996

               Re:    FS Multi-Alternative Income Fund
                      File Nos. 333-224312 and 811-23338
Dear Mr. Deringer:

        On April 17, 2018, you filed a registration statement on Form N-2 for FS Multi-
Alternative Income Fund (the "Fund"). Our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms and page numbers from the registration statement. Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

PROSPECTUS
Cover page
1. The first sentence under "Investment Objective" states that the Fund's investment objective is "to provide attractive total returns by investing in a diversified portfolio of liquid and illiquid alternative investment strategies that generate income and growth." In light of the use of the word "income" in the Fund's name, please revise the investment objective to emphasize the achievement of income. See Frequently Asked Questions about Rule 35d-1,
   Question 9.
2. The seventh sentence under "Summary of Investment Strategy" states that FS Multi-
   Alternative Advisor ("Advisor") reserves the right to add strategies or managers in the future.
   Please disclose that the Advisor must obtain shareholder approval to add managers. See
   Section 15(a) of the Investment Company Act of 1940 ("1940 Act"). Alternatively, if the
   Fund intends to seek exemptive relief to hire subadvisers without obtaining shareholder approval, please disclose such intention, that there is no assurance that the relief will be granted and that, unless and until the relief is granted, the Fund will be required to obtain shareholder approval to add managers.
 Mr. Joshua B. Deringer, Esq.
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May 17, 2018

3. The eighth and ninth sentences under "Summary of Investment Strategy" describe junk bonds. Please disclose that the Fund will invest in junk bonds and any upper limit on the amount of such investments.
4. Please disclose the bulleted disclosure under "Risks" in bold font. Also, please disclose in the first bullet point that the Fund's Shares will not be listed on an exchange and that it is not expected that a secondary market in the Shares will develop.
5. The first paragraph under "Securities Offered" states that the Fund intends to conduct a private placement of Class I Shares to FS Investments and its affiliates. As a result, FS
   Investments and its employees, partners, officers and affiliates may own a significant percentage of the Fund's outstanding Shares for the foreseeable future and will either control the Fund or be in a position to exercise a significant influence on the outcome of any matter put to a vote of investors.
   a. Under "Risk Factors" in the Summary of Terms section and in the Types of Investments and Related Risks section, please add a risk factor to disclose the risks of such control or significant influence to other shareholders of the Fund.
   b. Please include disclosure regarding control persons and principal holders of securities (as required by Item 19 of Form N-2) that reflects the holdings of FS Investments and its affiliates.
   c. Please explain why FS Investments and its affiliates are buying Class I shares in a private placement "no later than the initial regular closing in this Offering" rather than in the
      Offering itself. We may have more comments after reviewing your response.
Summary of Terms -- Investment Opportunities and Strategies (pages 2   4)
6. The first sentence states that the Fund intends to focus on three strategies to achieve its investment objective. Please disclose the Fund's policies on maturity, credit quality and market capitalization with respect to each of these three strategies and any corresponding risks of such policies in the Risk Factors section.
7. The first sentence under the "Real Estate" bullet point states that the Real Estate Sub-Adviser will invest primarily in private real estate debt and equity funds. Disclosure on page 48 also describes the risks of investing in private companies. Please tell us what provision of the
   1940 Act these private funds (including private real estate funds) rely on to be exempt from registration. Please also tell us how much of the Fund's assets will be invested in private funds, whether there is any upper limit on such investments, and how many private funds the
   Fund will typically be invested. We may have more comments after reviewing your response.
8. The first sentence under the "Private Credit" bullet point states that the Private Credit Sub-
   Adviser will invest in, among other things, "(iii) any other securities or interests, that are, in
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May 17, 2018

   each case, consistent with the investment objectives of the Fund and the Private Credit investment guidelines developed jointly by the Adviser and KKR Credit." Please identify with specificity the "other securities or interests" in which the Private Credit Sub-Adviser will invest.
9. The first sentence under the "Alternative Credit" bullet point states that the Alternative
   Credit Sub-Adviser will invest in, among other things, "public and private non-investment grade . . . debt". If accurate, please replace "non-investment grade" with "below-investment grade."
Summary of Terms -- Management Fee (page 4)
10. The first sentence states that the Management Fee is payable at the annual rate of [ ]% of the
    Fund's average daily gross assets. Please disclose how derivatives are valued in order to calculate the Fund's gross assets for this purpose. We may have more comments after reviewing your response.
Summary of Terms -- Distributions (pages 5   6)
11. The second sentence refers to distributions treated as a return of capital. Please disclose what a return of capital distribution is, along with the tax consequences to investors of a return of capital distribution (e.g., that an investor's tax basis in Fund shares would be reduced possibly resulting in payment of higher taxes upon the sale of the Shares). Summary of Terms -- Closed-End Interval Structure; Quarterly Repurchase of Shares
(page 8)
12. The second to last sentence of this section states that each Shareholder will have the right to require the Fund to purchase at least 5% (but no more than 25%) of such Shareholder's
    Shares in each quarterly repurchase. Please revise this disclosure to clarify that the Fund is required to purchase at least 5% (but no more than 25%) of the Fund's outstanding Shares
    (rather than of an individual Shareholder's Shares). See Rule 23c-3(a)(3) under the 1940
    Act.
Summary of Terms -- Conflicts of Interest (pages 10   11)
13. The first sentence sets forth certain conflicts of interest that may arise, including "the due diligence review of the Fund by FS Investment Solutions, which is an affiliate of FS Multi-
    Alternative Advisor." Please add disclosure to clarify the nature of this conflict of interest.
Summary of Terms -- Risk Factors (pages 11   12)
14. This section sets forth 14 risks whereas disclosure under "Types of Investments and Related
    Risks" on pages 29 through 78 sets forth 100 risks. Please review the risk disclosure in the
    Summary of Terms section and confirm that it presents a complete summary of the Fund's principal risks. Also, please review the risks set forth under "Types of Investments and
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   Related Risks" and, to the extent that some risks are not principal risks, delineate between those that are principal risks and those that are not. See Item 8.3(a) of Form N-2.
Summary of Fees and Expenses (pages 13   16)
15. Disclosure under "Risk Factors" on page 11 refers to risks arising from the use of short sales.
    Please confirm to us that the fee table includes, as an expense, an estimate of the interest and dividend expenses to be paid on the Fund's short sale transactions. Alternatively, please disclose in an appropriate location that the Fund has no current intent (i.e., during the Fund's first year of operations) to engage in short sales.
16. Disclosure under "Investment Opportunities and Strategies" on page 2 states that the Fund will invest in Private Investment Funds. Please consider whether there should be an
    Acquired Fund Fees and Expenses line item in the fee table. See Instruction 10 to Item 3.1.
    of Form N-2.
17. On page 4, the first sentence under "Leverage" indicates that the Fund may issue debt securities. Please confirm to us that the fee table reflects the costs of issuing debt securities.
    Alternatively, please disclose in an appropriate location that the Fund has no current intent to issue debt securities.
18. The second sentence of footnote 6 to the fee table states that the Expense Limitation may be adjusted for other classes of Shares to account for class-specific expenses. Please disclose with specificity the amount by which the Expense Limitation will be adjusted for each of the other classes of Shares.
19. A second fee table on pages 14 and 15 illustrates fees and expenses without the Fund's use of leverage. Please remove this fee table (and the corresponding examples shown on page 16 assuming the Fund incurs no leverage) as it is irrelevant.
Use of Proceeds (page 22)
20. The first sentence states that net proceeds will be invested in accordance with the Fund's investment objectives and policies as soon as practicable after receipt. Please disclose how long it will take the Fund to invest all or substantially all of the proceeds in accordance with its investment objective with specificity (e.g., 3 months). See Item 7.2 of Form N-2. If the time period is more than 3 months, please disclose the reason for the delay. See Guide 1 to
    Form N-2.
Investment Objective, Opportunities and Strategies -- Portfolio Composition (page 24)
21. The first sentence under "Alternative Credit" indicates that the Fund's investments will include, among other things, convertible bonds. If the Fund will invest in contingent convertible securities ("CoCos"), please consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the
    Fund will invest in CoCos and the characteristics of the CoCos (e.g., credit quality,
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May 17, 2018

   conversion triggers). If CoCos will be part of the Fund's principal investment strategy, please reference them in this section and add corresponding risk disclosure. Investment Objective, Opportunities and Strategies -- The Investment Process (pages 25
26)
22. The disclosure under "KKR Minimum Allocation" on page 25 and under "GTAM Minimum
    Allocation" on page 26 describe limits on the ability of the Adviser to add strategies based on minimum amounts of assets that must be allocated to each of KKR and GTAM. In addition, the Adviser is prohibited from reducing KKR's allocation of Fund assets to below 20% of the average fair value of the Fund's investment portfolio over the past six months. In circumstances where allocating these pre-determined minimum amounts of the Fund's portfolio to KKR and GTAM, and maintaining the minimum amount allocated to KKR, is not in the best interests of shareholders, explain how the Adviser will allocate the Fund's assets, subject to Board oversight, in accordance with its fiduciary obligation to the Fund.
Investment Objective, Opportunities and Strategies -- Temporary Investments (page 27)
23. The first sentence states that, "for defensive purposes, including during periods in which the
    FS Multi-Alternative Advisor and the Sub-Advisers determine that economic, market or political conditions are unfavorable to investors and a defensive strategy would benefit the
    Fund, the Fund may temporarily deviate from its investment strategies and objective."
    Please delete the word "including" from this sentence inasmuch as the Fund can only deviate from its investment strategies during the periods described.
Types of Investments and Related Risks -- Risks Related to Investment Strategies and
Fund Investments -- Senior Loans Risk (pages 29   31)
24. Please note that this risk factor does not describe the fact that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws. Please disclose this risk here or, alternatively, please explain to us why it is not relevant.
Management of the Fund -- General (page 79)
25. The first sentence of the second paragraph states that FS Multi-Alternative Advisor serves as the Fund's investment adviser. FS Multi-Alternative Advisor does not currently appear to be registered as an investment adviser with the Securities and Exchange Commission. Please notify us when FS Multi-Alternative Advisor is so registered. See Section 203A(a)(1)(B) of the Investment Advisers Act of 1940.
Management of the Fund -- Investment Personnel (page 79)
26. The first sentence states that the management of the Fund's investment portfolio is the responsibility of the Adviser and its investment committee. Please identify the members of the investment committee that are portfolio managers of the Fund (i.e., who are primarily
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   responsible for the day to day management of the Fund's portfolio). See Item 9.1.c. of Form
   N-2.
Fund Expenses (pages 87   89)
27. The fourth bullet point on page 88 identifies "Third Party Other-Operating Expenses" as an expense borne by the Fund. Please add disclosure to clarify to what this term refers.
Plan of Distribution (pages 111   116)
28. On page 111, the fifth paragraph states that Michael C. Forman purchased Shares from the
    Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.
    Please describe this issuance of Shares in greater detail (e.g., the Fund issued X number of
    Shares to Michael C. Forman in a private placement, in exchange for $___; accordingly, the
    Fund has a net worth of $___ as required by Section 14(a) of the 1940 Act). Also, please confirm that the price at which the Shares are issued to Mr. Forman is consistent with Section
    23(a)(1) of the 1940 Act. See Big Apple Capital Corporation (SEC Staff No-Action Letter
    (May 6, 1982).
Plan of Distribution -- Class A Shares (page 113)
29. Please disclose that the term "offering price" includes the front-end sales load. See
    Instruction 1 to Item 12(a)(1) of Form N-1A.
Plan of Distribution -- Potential Sales Charge Waiver (page 115)
30. The fifth bullet provides that an investor may buy certain classes of Shares without a sales charge when purchasing Shares through a financial services firm that has a special arrangement with the Fund. Please identify by name the financial services firms that have these special arrangements with the Fund. See IM Guidance Update 2016-06, Mutual Fund
    Fee Structures (December 2016) at text preceding note 5.
31. The first sentence of the second paragraph states that concurrent purchases of Class A, Class
    L or Class T Shares by related accounts may be combined to determine the application of the sales loads (i.e., available breakpoints and volume discounts). Please confirm to us that all such available breakpoints and volume discounts are disclosed in this section of the prospectus. See Item 12(a)(2) of Form N-1A and Instruction 1 thereto.
Plan of Distribution -- Right of Accumulation (page 115)
32. The last sentence of this section directs investors to consult their financial institution for additional information regarding rights of accumulation. Please delete this direction and, instead, disclose these rights of accumulation in this section of the prospectus. See Item
    12(a)(2) of Form N-1A and Instruction 1 thereto.
 Mr. Joshua B. Deringer, Esq.
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May 17, 2018

Plan of Distribution -- Distribution Plan (page 116)
33. Please disclose that, because the Distribution Fee is paid out of the Fund's assets on an on-
    going basis, over time, this fee will increase the cost of your investment and may cost you more than paying other types of sales charges. See Item 12(b)(2) of Form
N-1A.
STATEMENT OF ADDITIONAL INFORMATION
Investment Restrictions (pages B-16   B-18)
34. The second sentence of the second paragraph states that the Fund interprets its policy with respect to concentration in a particular industry to apply to direct investments in the securities of issuers in a particular industry, and to any other investments, such as certain derivatives, that may properly be assigned to a particular industry. Please delete the word "certain" from this sentence inasmuch as all investments, including derivatives (other than Government securities) must be counted towards an industry for purposes of the Fund's concentration policy.
35. The third sentence of the second paragraph states that the Fund takes the position that asset-
    backed securities do not represent interests in any industry. Please delete this disclosure as all investments (other than Government securities) must be counted towards an industry for purposes of the Fund's concentration policy. This sentence further states that the Fund relies on a third-party industry classification system which assigns asset-backed securities to sectors based on the economic characteristics of those securities, and also classifies asset-
    backed securities based on the currency in which they are denominated within these sectors.
    Please disclose the purpose of this classification system.
36. Please note that the Fund may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policy. Please disclose that the Fund will consider the concentration of underlying funds in which it invests in determining compliance with its concentration policy.
37. Please disclose that assets allocated to any bank loan where the Fund does not assume a contractual lending relationship with the borrower under the loan should be treated as being invested in the industry of the financial intermediary as well as in the industry of the borrower for purposes of the Fund's concentration policy. See Pilgrim Prime Rate Trust,
    SEC Staff No-Action Letter (June 29, 1989).
Management of the Fund -- Codes of Ethics (page B-22)
38. Please disclose whether or not personnel subject to the codes of ethics can purchase securities held by the Fund. See Item 18.15 of Form N-2.
 Mr. Joshua B. Deringer, Esq.
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May 17, 2018

Proxy Voting Policy and Proxy Voting Record (page B-31)
39. The third sentence states that the proxy voting policies and procedures of the Adviser are set forth below. Please provide a more detailed description of the Adviser's proxy voting policies and procedures (or, alternatively, include a copy of the policies and procedures themselves). See Item 18.16 of Form N-2 and Instruction 1 thereto.
GENERAL COMMENTS
40. We note that many portions of your filing are incomplete or to be updated by amendment
    (e.g., fee table). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.
41. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities
    Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.
42. Please advise us if you have submitted or expect to submit any exemptive applications or no-
    action requests in connection with your registration statement.
43. Response to this letter should be in the form of a pre-effective amendment filed pursuant to
    Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       * * * * *

       If you have any questions prior to filing a pre-effective amendment, please call me at
(202) 551-6782.

                                                             Sincerely,

                                                             /s/ Anu Dubey

                                                             Anu Dubey
                                                             Senior Counsel